[redacted]

SECURITI 15045162 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2015

SEC FILE NUMBER
8- 20254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Investment Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Nationwide Plaza Mail Drop 1-13-401
(No. and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Reese (614) 249-8083
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard Suite 500 (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Reese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Investment Services Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Vice President

Title

Marie E. Thierry
Notary Public, State of Ohio
My Commission Expires 03-18-2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nationwide®

Nationwide Investment Services Corporation Exemption Report for the Fiscal Year Ended December 31, 2014 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3)

For the fiscal year ended December 31, 2014, Nationwide Investment Services Corporation was not a carrying or clearing broker (non-carrying broker-dealer). To the best of its knowledge and belief, the firm states the following:

a. Nationwide Investment Services Corporation claimed an exemption under SEC Rule 15c3-3, paragraph (k)(1), in which the firm's transactions as broker are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account. The firm is prohibited from carrying customer accounts, promptly transmits all customer funds and securities received in connection with its broker-dealer activities, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

b. Nationwide Investment Services Corporation has met the identified exemption provisions for the fiscal year ended December 31, 2014 without exception.

Broker Dealer
Nationwide Investment Services Corporation
CRD # 7110
BD SEC Number 8-20254
Fiscal Year Ended – December 31, 2014

Broker Dealer's Independent Public Accountant
KPMG
191 W. Nationwide Blvd. Suite 500
Columbus, OH 43215-2568
Main Telephone # (614) 249-2300
Audit for Fiscal Year Ended – December 31, 2014

FINRA Regulatory Coordinator
Shan Cinnamon
Telephone # (312) 899-4605

Submitted by the undersigned authorized officer/principal of the broker dealer.

Print Name JOHN A. REESE Title VP

Signature [signature] Date 2/25/2015

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Investment Services Corporation:

We have reviewed management's statements, included in the accompanying Nationwide Investment Services Corporation Exemption Report (the Exemption Report), in which (1) Nationwide Investment Services Corporation (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 25, 2015

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

RECEIVED
JAN 14 2014
S. I. P. C.

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 1/06/2014

Authorized Signature/Title Date

SIPC-3 2014

8-020254 FINRA DEC 3/26/1976
NATIONWIDE INVESTMENT SERVICES CORPORATI
ONE NATIONWIDE PLAZA 01-33-401
COLUMBUS, OH 43215

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Investment Services Corporation:

We have audited the accompanying Statement of Financial Condition of Nationwide Investment Services Corporation (the Company) as of December 31, 2014, and the related Statement of Operations, Statement of Stockholder's Equity, and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 25, 2015

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents (note 2)	$	1,456,960
Federal income tax receivable (note 7)		5,729
Receivable from affiliates (note 6)		280
Dividends receivable		26
	$	1,462,995
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates (note 6)	$	57,598
Accounts payable and accrued expenses		56,500
		114,098
Contingencies (note 5)		
Stockholder's equity (note 4):		
Common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 5,000 shares		5,000
Additional paid-in capital		1,020,000
Retained earnings		323,897
Stockholder's Equity		1,348,897
Total Liabilities and Stockholder's Equity	$	1,462,995

See accompanying notes to financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Operations

Year ended December 31, 2014

Revenues:		
Commissions and related fees (note 6)	$	456,000
Dividends		27
		456,027
Expenses:		
Professional fees		57,508
Regulatory assessment fees		392,274
Miscellaneous fees		4,032
		453,814
Income before income tax expense		2,213
Income tax expense (note 7)		708
Net income	$	1,505

See accompanying notes to financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Stockholder's Equity

Year ended December 31, 2014

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2013	$	5,000	1,020,000	322,392	1,347,392
Net income		—	—	1,505	1,505
Balance at December 31, 2014	$	5,000	1,020,000	323,897	1,348,897

See accompanying notes to financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	1,505
Adjustments to reconcile net income to net cash provided from operating activities:		
(Increase) decrease in:		
Federal income tax receivable		(5,335)
Dividends receivable		(1)
Increase (decrease) in:		
Payable to affiliates		(326,472)
Accounts payable and accrued expenses		9,508
Net cash provided from operating activities		(320,795)
Cash and cash equivalents at beginning of year		1,777,755
Cash and cash equivalents at end of year	$	1,456,960
Supplemental cash flow information:		
Income taxes paid	$	6,000

See accompanying notes to financial statements.

(1) Nature of Operations

Nationwide Investment Services Corporation (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC), which in turn is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(1) (limited business). The Company is a member of the Financial Industry Regulatory Authority.

The Company is the general distributor of variable annuities and variable life products for its parent and Nationwide Life and Annuity Insurance Company (NLAIC), a wholly owned subsidiary of NLIC and provides distribution services related to certain trust products for Nationwide Bank (NB), an affiliate. The Company makes available registered representatives who provide educational services to retirement plan sponsors and their plan participants.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The carrying amounts of financial assets and liabilities approximate their fair value, see note 3.

(b) Recognition of Revenue and Expenses

The Company earns revenue through expense reimbursements from NLIC related to expenses incurred while acting as an agent in the distribution of variable annuities, variable life and trust products. Dividend income is recognized when earned. Fees are recognized when earned based on agreements with related parties as discussed in note 6. All expenses are recognized as incurred, and consist primarily of FINRA assessments.

(c) Cash and Cash Equivalents

Cash and cash equivalents, which include highly liquid investments with original maturities of less than three months, are carried at cost, which approximates fair value, see note 3.

(d) Income Taxes

The Company files a separate company federal income tax return. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is

recognized in income in the period that includes the enactment date. Valuation allowances are established when management determines it is more likely than not that all or some of the deferred tax assets will not be realized.

The company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes* and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the events occur that management believes impact its liability for additional taxes. The Company records interest related to unrecognized tax benefits and penalties in income tax expense. There was no impact on the Company's financial statements in 2014 since no uncertain tax positions have been identified.

(e) Recently Issued Accounting Standards

The Company has not adopted any accounting standards with a material impact to the financial statements and does not expect a material impact to the financial statements as a result of accounting standards issued but not yet adopted.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique, due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.
- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in the first level of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
2014:				
Assets:				
Cash equivalents	$ 935,150	-	-	$ 935,150
Total assets	$ 935,150	-	-	$ 935,150

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

(4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital. The minimum net capital requirement was $7,607 at December 31, 2014.

At December 31, 2014, aggregate indebtedness was .09 times net capital, and net capital amounted to $1,324,159. The amount of net capital in excess of the statutory requirement was $1,316,552 at December 31, 2014.

(5) Contingencies

The Company is involved in various claims, legal actions and regulatory matters arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters is not likely to have a material adverse effect on the Company's financial position, results of operations, or liquidity. However, given the significant and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company's financial results in a particular year. Under an agreement between the Company and NLIC, NLIC pays all litigation costs on behalf of the Company. Should NLIC be unable or unwilling to pay these costs in the future, the Company would be liable for such costs.

The Company is subject to oversight by numerous federal and state regulatory entities, including but not limited to the SEC, the Financial Industry Regulatory Authority, the Department of Labor, the IRS and state insurance authorities. These regulatory entities are, in the normal course, engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues.

This scrutiny is expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. This scrutiny could also affect the outcome of one or more of the Company's or its affiliates' litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company and/or its affiliates in the future.

(6) Related Party Transactions

Commissions and related fees are generated entirely from a related party. The Company has entered into agreements with Nationwide Retirement Solutions (NRS), Nationwide Bank (NB), NLIC, and NLAIC, all affiliated companies, whereby the Company acts as a broker-dealer and collects trail commissions on behalf of these companies related to variable life, variable annuity and trust product sales. For the year ended December 31, 2014, commission revenue and related fees collected by the Company and passed through to NRS, NB, NLIC, and NLAIC, were $180,651,679. The amount payable to NRS, NB, NLIC, and NLAIC as of December 31, 2014 aggregated to $57,598. Commission revenue and related fees presented in the accompanying Statements of Operations represent the amounts received by NISC, under the terms of a distribution agreement, to reimburse the Company for direct expenses incurred while acting as a collection agent for commission revenue and related fees. Periodically, management reviews the revenues of the Company to ensure it is sufficient to cover its expenses incurred while providing the distribution services.

(7) Federal Income Taxes

Total Federal income tax expense for the year ended December 31, 2014 does not significantly differ from the amount computed by applying the U.S. Federal income tax rate of 35%. Management identified no temporary differences in 2014 that required recognition of a deferred tax asset or deferred tax liability.

(8) Subsequent Events

The Company evaluated subsequent events through February 25, 2015, the date at which the financial statements were issued.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2014

Common stock	$	5,000
Additional paid-in capital		1,020,000
Retained earnings		323,897
Total net worth		1,348,897
Nonallowable assets		6,035
Securities haircuts		18,703
Net capital		1,324,159
Minimum net capital required:		
Greater of $5,000 or 6 2/3% of aggregate indebtedness		7,607
Excess net capital		1,316,552
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	1,312,749
Aggregate indebtedness	$	114,098
Percentage of aggregate indebtedness to net capital		8.62%

There are no material differences between above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

See accompanying report of independent registered public accounting firm.

Schedule II

NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation for the Determination of the Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule III

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.